FORM 13-501F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION
I, Darcy Daubaras, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) “Darcy Daubaras”	September 14, 2020
Name: Darcy Daubaras	Date
Title: Chief Financial Officer

Reporting Issuer Name:	HIVE Blockchain Technologies Ltd.

End date of previous financial year:	March 31, 2020

Type of Reporting Issuer	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	TSX Venture Exchange

Market value of listed or quoted equity securities:

Equity Symbol	HIVE

1st Specified Trading Period (dd/mm/yy)	01/04/2019	to	30/06/2019

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the			$
highest trading marketplace				0.47	(i)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period				326,895,564	(ii)

Market value of class or series	(i) x (ii)			$153,640,915	(A)

2nd Specified Trading Period (dd/mm/yy)	01/07/2019	to	30/09/2019

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the			$
highest trading marketplace				0.235	(iii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period				327,045,564	(iv)

Market value of class or series	(iii) x (iv)			$76,855,708	(B)

3rd Specified Trading Period (dd/mm/yy)	01/10/2019	to	31/12/2019

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace				$0.095	(v)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period				327,045,564	(vi)

Market value of class or series	(v) x (vi)			$31,069,329	(C)

4th Specified Trading Period (dd/mm/yy)	01/01/2020	to	31/03/2020

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace				$0.19	(vii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period				327,145,564	(viii)

Market value of class or series	(vii) x (viii)			$62,157,657	(D)

5th Specified Trading Period (dd/mm/yy)	N/A	to	N/A

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace				N/A	(ix)

Number of securities in the class or series of such			$
security outstanding at the end of the last trading day
of the specified trading period				N/A	(x)

Market value of class or series	(ix) x (x)		$	N/A	(E)

Average Market Value of Class or Series

(Calculate the simple average of the market value of
the class or series of security for each applicable
specified trading period (i.e. A through E above))				$80,930,902	(1)

Equity Symbol	HIVE.WT

1st Specified Trading Period (dd/mm/yy)	01/04/2019	to	30/06/2019

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace			$0.015	(i)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period			48,830,150	(ii)

Market value of class or series	(i) x (ii)		$732,452	(F)

2nd Specified Trading Period (dd/mm/yy)	01/07/2019	to	30/09/2019

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the			$
highest trading marketplace			0.005	(iii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period			48,830,150	(iv)

Market value of class or series	(iii) x (iv)		$244,151	(G)

3rd Specified Trading Period (dd/mm/yy)	01/10/2019	to	14/11/2019
	(Expired on Nov 14, 2019)

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace			$0.005	(v)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period			48,830,150	(vi)

Market value of class or series	(v) x (vi)		$244,151	(H)

4th Specified Trading Period (dd/mm/yy)	N/A	to	N/A

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace			$	N/A	(vii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period				N/A	(viii)

Market value of class or series	(vii) x (viii)		$	N/A	(H)

5th Specified Trading Period (dd/mm/yy)	N/A	to	N/A

Closing price of the security in the class or series on
the last trading day of the specified trading period in
which such security was listed or quoted on the
highest trading marketplace			$	N/A	(ix)

Number of securities in the class or series of such
security outstanding at the end of the last trading day
of the specified trading period				N/A	(x)

Market value of class or series	(ix) x (x)		$	N/A	(I)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the
class or series of security for each applicable specified
trading period (i.e. F through I above))				$406,918	(2)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)
				N/A

Fair value of outstanding debt securities:			$	N/A	(3)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2) + (3)			$81,337,820

Participation Fee				$3,000

Late Fee, if applicable			$	N/A

Total Fee Payable				$3,000
(Participation Fee plus Late Fee)